Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of  Directors

YUM! Brands, Inc.:

We consent to the use of our audit report dated February 17, 2010, with respect to the consolidated balance sheets of YUM! Brands, Inc. as of December 26, 2009 and December 27, 2008, and the related consolidated statements of income, cash flows, and shareholders' equity (deficit) and comprehensive income (loss) for each of the years in the three-year period ended December 26, 2009, and the effectiveness of internal control over financial reporting as of December 26, 2009, incorporated herein by reference, and to the reference to our firm under the heading "Experts" in the Registration Statement.

Our audit report refers to a change in 2009 in YUM! Brands, Inc.'s method of reporting noncontrolling interests due to the adoption of new accounting requirements issued by the FASB.

/s/ KPMG LLP

Louisville, Kentucky

December 2, 2010